Exhibit 99.11

Ref.: 1772

March 15, 2012

Penn West Petroleum Ltd.

200, 207 Ninth Avenue SW

Calgary, AB T2P 1K3

CONSENT OF INDEPENDENT PETROLEUM ENGINEERS

We refer to our report dated February 6, 2012 and effective as of December 31, 2011, evaluating the crude oil, natural gas and natural gas liquids reserves and the net present value of future net revenue attributable to certain of the oil and natural gas assets of Penn West Petroleum Ltd. (“Penn West”) effective as at December 31, 2011 (the “Report”).

We hereby consent to the use and reference to our name and the Report, and the information derived from the Report, as described or incorporated by reference in: (i) Penn West’s Annual Report on Form 40-F for the year ended December 31, 2011; and (ii) Penn West’s Registration Statement on Form F-3 (No. 333-171675), filed or to be filed with the United States Securities and Exchange Commission.

Sincerely,

SPROULE ASSOCIATES LIMITED

Original Signed by Gary R. Finnis, P.Eng.

Gary R. Finnis, P.Eng.
Supervisor, Engineering and Partner